

June 3, 2021

Zach Davis
Senior Vice President and Chief Financial Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 1900
Houston, Texas 77002

> **Re: Cheniere Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 28, 2021**
> **File No. 333-256604**

Dear Mr. Davis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Collins at 202-551-3176 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: George Vlahakos